UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 18, 2015 (September 17, 2015)

LRR Energy, L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-35344	90-0708431
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

Heritage Plaza 1111 Bagby Street, Suite 4600 Houston, Texas 77002
(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (713) 292-9510

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

On September 17, 2015, LRR Energy, L.P. (the “Partnership”) entered into an amended and restated consent letter agreement (“Amended & Restated Credit Agreement Consent”) to the Credit Agreement dated as of July 22, 2011, among LRE Operating, LLC, as borrower (“OLLC”), the Partnership, as parent guarantor, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (as amended by that certain First Amendment thereto dated as of September 30, 2011, that certain Second Amendment thereto dated as of June 8, 2012, that certain Third Amendment thereto dated as of June 27, 2012, that certain Fourth Amendment dated as of October 1, 2014 and that certain Fifth Amendment dated as of May 4, 2015, the “Credit Agreement”).

On April 20, 2015, the Partnership entered into a Purchase Agreement and Plan of Merger (the “Merger Agreement”), by and among Vanguard Natural Resources, LLC (“Vanguard”), Lighthouse Merger Sub, LLC, a wholly owned indirect subsidiary of Vanguard, Lime Rock Management LP, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Lime Rock Resources II-A, L.P., Lime Rock Resources II-C, L.P., the Partnership and LRE GP, LLC, the general partner of the Partnership. The Amended & Restated Credit Agreement Consent, among other things, permits the Partnership to announce a cash distribution in an aggregate amount not to exceed $3.6 million to be paid to its transfer agent for the benefit of its unitholders no sooner than one business day after the Closing Date (as defined in the Merger Agreement), provided that the announcement of the distribution must provide that the payment of the cash distribution be conditioned and contingent upon the consummation of the Transactions (as defined in the Merger Agreement) and the occurrence of the Closing Date, including, without limitation, the indefeasible repayment in full, in cash, of all Indebtedness (as defined in the Credit Agreement) and the termination of the Credit Agreement as well as other conditions described in the Amended & Restated Credit Agreement Consent.

The foregoing description of the Amended & Restated Credit Agreement Consent is not complete and is qualified in its entirety by reference to the full text of the Amended & Restated Credit Agreement Consent, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated in this Item 1.01 by reference.

On September 17, 2015, the Partnership also entered into an amended and restated consent letter agreement (“Amended & Restated Term Loan Agreement Consent”) to the Second Lien Credit Agreement dated as of June 28, 2012 by and among the Partnership, as parent guarantor, OLLC, as borrower, the lenders from time to time party thereto and Wells Fargo Energy Capital, Inc., as administrative agent (“Second Lien Agent”) (as amended by that certain First Amendment thereto dated as of March 21, 2013, that certain Second Amendment thereto dated as of February 12, 2014, that certain Third Amendment thereto dated as of June 6, 2014, that certain Fourth Amendment thereto dated as of October 1, 2014 and that certain Fifth Amendment thereto dated as of May 5, 2015, the “Term Loan Agreement”).

The Amended & Restated Term Loan Agreement Consent, among other things, permits the Partnership to announce a cash distribution in an aggregate amount not to exceed $3.6 million to be paid to its transfer agent for the benefit of its unitholders no sooner than one business day after the Closing Date (as defined in the Merger Agreement), provided that the announcement of the distribution must provide that the payment of the cash distribution be conditioned and contingent upon the consummation of the Transactions (as defined in the Merger Agreement) and the occurrence of the Closing Date, including, without limitation, the indefeasible repayment in full, in cash, of all Indebtedness (as defined in the Term Loan Agreement) and the termination of the Term Loan Agreement as well as other conditions described in the Amended & Restated Term Loan Agreement Consent.

The foregoing description of the Amended & Restated Term Loan Agreement Consent is not complete and is qualified in its entirety by reference to the full text of the Amended & Restated Term Loan Agreement Consent, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated in this Item 1.01 by reference.

Important Information and Where to Find It

In connection with the proposed merger, Vanguard filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a proxy statement of the Partnership that also constitutes a prospectus of Vanguard.  The Registration Statement on Form S-4 has been declared effective by the SEC and a definitive proxy statement/prospectus has been sent to security holders of the Partnership seeking their approval with respect to the proposed merger.  Vanguard and the Partnership also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Vanguard and the Partnership with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234.  Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s internet website at http://www.lrrenergy.com or by contacting the Partnership’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, the Partnership, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  Investors and security holders may obtain information regarding the Partnership’s directors, executive officers and other members of their management and employees in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals is also included in the proxy statement/prospectus regarding the proposed transaction.

Item 9.01   Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

10.1

Amended & Restated Consent Letter Agreement dated as of September 17, 2015 to Credit Agreement dated as of July 22, 2011, among LRE Operating, LLC, as borrower, LRR Energy, L.P., as parent guarantor, the lenders from time to time party thereto, and Wells Fargo Bank, National Association as administrative agent.

10.2

Amended & Restated Consent Letter Agreement dated as of September 17, 2015 to Second Lien Credit Agreement dated as of June 28, 2012, among LRE Operating, LLC, as borrower, LRR Energy, L.P., as parent guarantor, the lenders from time to time party thereto and Wells Fargo Energy Capital, Inc., as administrative agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LRR ENERGY, L.P.

	By:	LRE GP, LLC,
its general partner

Date: September 18, 2015	By:	/s/ Jaime R. Casas
	Name:	Jaime R. Casas
	Title:	Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

10.1

Amended & Restated Consent Letter Agreement dated as of September 17, 2015 to Credit Agreement dated as of July 22, 2011, among LRE Operating, LLC, as borrower, LRR Energy, L.P., as parent guarantor, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent.

10.2

Amended & Restated Consent Letter Agreement dated as of September 17, 2015 to Second Lien Credit Agreement dated as of June 28, 2012, among LRE Operating, LLC, as borrower, LRR Energy, L.P., as parent guarantor, the lenders from time to time party thereto and Wells Fargo Energy Capital, Inc., as administrative agent.